SNIPP INTERACTIVE INC.

SNIPP ENGAGES MKR GROUP TO EXECUTE A NEW PROACTIVE INVESTOR

RELATIONS PROGRAM IN THE UNITED STATES

March 08, 2016

  OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol:  SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce is pleased to announce that it has retained MKR Group to create and execute a new proactive investor relations program addressing current as well as potential investors in the United States.

“MKR Group has a substantial track record for creating proactive investor relations programs that help management teams enhance valuation,” said Atul Sabharwal, Chief Executive Officer of Snipp Interactive, Inc. “We look forward to working with the MKR Group to maximize awareness of our growth potential, our achievements, and our focus on building value for our shareholders.”

This collaboration marks an important step in Snipp Interactive’s goal to become an institutionalquality equity with a strong U.S. presence. MKR Group will help facilitate the company’s first sustained outreach into the U.S. sell- and buy-side institutional communities.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada.  In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.  For more information about Snipp Interactive, please visit www.snipp.com.

About MKR Group:

The MKR Group is a boutique consulting firm with expertise in all areas of Investor Relations. With a focus on individual client needs, MKR provides customized, full-service investor relations programs, seamlessly bridging the gap between existing and prospective investors and public company management. Leveraging longstanding and established relationships with buyside investors and sell-side analysts, MKR's proactive program works to increase a public company's visibility and liquidity while maximizing its credibility. MKR's proactive approach includes extensive and targeted investor marketing, and works to develop a broader and more diversified ownership base and increased analyst coverage. With an in-depth knowledge of the capital markets, MKR’s results oriented program offers an unmatched commitment to tangible results, making MKR distinctive among its peers.

For more information about MKR Group, please visit www.mkr-group.com.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.